



03050924

ธนาคารกสิกรไทย
KASIKORNBANK



Tida Samalapa
Executive Vice President



12g3-2(b) File No.82-4922

Ref No. CN. 103/2003

April 10, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

CS023-4-03

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105





Tida Samalapa
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK



Ref. No. CN.095/2003

April 8, 2003

To : The President

The Stock Exchange of Thailand

Re: Change in English Name of the Bank

The General Meeting of Shareholders of the Thai Farmers Bank, No. 91, on April 3, 2003, resolved to change the bank's English name from "Thai Farmers Bank" to "**KASIKORNBANK**".* The name change had duly been registered with the Ministry of Commerce on April 4, 2003.

This is to inform you that the bank will officially adopt the new English name of "KASIKORNBANK" in its business contact with customers and the general public beginning April 8, 2003 onwards. Accordingly, the trading symbol of the bank's stocks in the Stock Exchange of Thailand will concurrently be changed from "TFB" to "KBANK".

Your attention is appreciated.

Sincerely yours,

* KASIKORN is the pronunciation of the bank's Thai name
Which means people who are engaged in the agricultural profession.

C3023-4-03



KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com

Registration No.PCL 105





ธนาคารกสิกรไทย
THAI FARMERS BANK

Ref. No. CS. 2036/2003

April 3, 2003

To: The President
The Stock Exchange of Thailand

Re: Notification of Resolution of the General Meeting of Shareholders No. 91

The Bank held the General Meeting of Shareholders No. 91 at the Head Office of the Bank, 1 Thai Farmers Lane, Ratburana Road, Khwaeng Ratburana, Khet Ratburana, Bangkok on Thursday, April 3, 2003. The Meeting had resolved significant matters as summarized below:

1. Adopted the Minutes of the General Meeting of Shareholders No. 90
2. Acknowledged the operating results of year 2002
3. Approved the Balance Sheet and the Statement of Income for the year ended 31 December 2002 and acknowledged the omission of dividend payment for one year period of 2002.
4. Re-elected Mr. Somchai Bulsook, Ms. Sujitpan Lamsam, Professor Dr. Suchada Kiranandana, Dr. Abhijai Chandrasen and Mr. Charles L. Coltman, III, retiring by rotation, as the directors of the Bank for another term.
5. Appointed Mr.Supoj Singhasaneh, Mr.Nirand Lilamethwat, Mr.Thirdthong Thepmangkorn and Mrs.Wilai Buranakittisopon of KPMG Phoomchai Audit Limited to be auditors of the Bank for the year 2003; anyone of them be authorized to audit, prepare and sign the audit report. The audit fees are fixed at a total of 10,753,001 Baht.
6. Approved the amendment of Clauses 1. and 3. of the Memorandum of Association regarding name and objectives of the Company per details in Attachment 1, and approved the granting of power to the Board of Directors, the President, the Management Committee or persons entrusted by either of the former, to amend the contents or wordings of the amended Memorandum of Association as per the recommendation, comment or instruction of the Registrar of the Ministry of Commerce and other government authorities.

/2

9906013-1-03



Thai Farmers Bank PCL
1 Thai Farmers Lane, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 1144-5
www.gotoTFB.com Registration No.PCL 105



7. Approved the amendment of Articles 6. and 33. of the Articles of Association of the Company per the details in Attachment 2, and approved the granting of power to the Board of Directors, the President, the Management Committee or persons entrusted by either of the former, to amend the contents or wordings of the amended Articles of Association as per the recommendation, comment or instruction of the Registrar of the Ministry of Commerce and other government authorities.

Please be informed accordingly.

Yours sincerely,
Thai Farmers Bank Public Company Limited

(Ms. Tida Samalapa)
Secretary to the Board of Directors

Enclosure:
Executive Supporting Division
Corporate Strategy Department
Tel. 0 2470-2679

9906002-1-03



Thai Farmers Bank PCL supports efforts to protect the environment.
This letter is printed on recycled paper

Attachment 1

Amendment of the Memorandum of Association

Previous	New
Clause 1. The name of the Company is "Thanakarn Kasikorn Thai Chamkat (Mahachon)" which is to be called in English as "The Thai Farmers Bank Public Company Limited"	Clause 1. The name of the Company is "Thanakarn Kasikorn Thai Chamkat (Mahachon)" which is to be called in English as "Kasikornbank Public Company Limited "
Clause 3. The objectives of the Company are concluded in 22 Clauses, as follow:	Clause 3. The objectives of the Company are concluded in 24 Clauses, as follow:
(22.) And also in general, to do or cause to be done such acts and other things as are incidental or conducive to the attainment of the above mentioned objectives directly or indirectly	(22.) To undertake business as non-life and life insurance broker
(23.) none	(23.) To carry on any other businesses in relation to or in connection with commercial banking business or any business traditionally regarded as commercial banking practice, such as acceptance of bills, issuing of letters of credit or any other business of a similar nature, if permission is obtained from the Bank of Thailand or any obligation is undertaken pursuant to the Commercial Banking Act or any other laws.
(24.) none	(24.) AND also in general, to do or cause to be done such acts and other things as are incidental or conducive to the attainment of the above mentioned objectives directly or indirectly.



Attachment 2

Amendment of the Articles of Association

Previous	New
Article 6. The Company is prohibited from purchasing or acquiring its own shares and shall in no case accept its own share certificate as security for debt or any transaction.	Article 6 The Company is prohibited from purchasing or acquiring its own shares and shall not accept its own share certificate as security for debt or any transaction except in the case permitted by the laws and is undertaken in accordance with rules, procedures and conditions prescribed by the laws. In case the Company will purchase no more than 10 per cent of its paid-up capital in return, the Board shall have the authority to approve such purchase.
Article 33. The Company's seal shall be in the size and picture as follows:	Article 33. The Company's seal shall be in the size and picture as follows: